EXHIBIT 1(F)

MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.

Articles of Amendment to Articles Supplementary creating two series of

Auction Market Preferred Stock® (“AMPS®”)

      MUNIHOLDINGS CALIFORNIA INSURED FUND, INC., a Maryland corporation having its principal Maryland office in the City of Baltimore (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland that:

      FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by article fifth of its Charter, the Board of Directors has reclassified 1,960 authorized and unissued shares of common stock of the Corporation as additional preferred stock of the Corporation and has authorized the issuance of additional preferred stock, par value $.10 per share, liquidation preference $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) thereon, designated Auction Market Preferred Stock, Series B.

      SECOND: The Articles Supplementary, filed on March 17, 1998, creating 3,480 shares in two series of Auction Market Preferred Stock of the Corporation are hereby amended by these Articles of Amendment as follows:

      The second paragraph under “Designation” is deleted in its entirety and replaced by the following:

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® Registered trademark of Merrill Lynch & Co., Inc.

      Series B: A series of 3,880 shares of preferred stock, par value $.10 per share, liquidation preference $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) thereon, is hereby designated “Auction Market Preferred Stock, Series B.” Each share of Auction Market Preferred Stock, Series B (sometimes referred to herein as “Series B AMPS”) shall be issued on a date to be determined by the Board of Directors of the Corporation or pursuant to their delegated authority; have an Initial Dividend Rate and an Initial Dividend Payment Date as shall be determined in advance of the issuance thereof by the Board of Directors of the Corporation or pursuant to their delegated authority; and have such other preferences, voting powers, limitations as to dividends, qualifications and terms and conditions of redemption as are set forth in these Articles Supplementary. The Auction Market Preferred Stock, Series B shall constitute a separate series of preferred stock of the Corporation, and each share of Auction Market Preferred Stock, Series B shall be identical.

      THIRD: The foregoing amendment to the Articles Supplementary has been effected in the manner and by the vote required by the Corporation’s Charter and the laws of Maryland. The amendment of the Articles Supplementary as hereinabove set forth has been duly advised, approved and adopted by a majority of the entire Board of Directors of the Corporation, there being no stock entitled to be voted on the Charter amendment outstanding or subscribed for at the time of approval.

      FOURTH: Except as amended hereby, the Charter shall remain in full force and effect.

      FIFTH: The authorized capital stock of the Corporation has not been increased by these Articles of Amendment.

      The Vice President acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief the matters and facts set forth in these Articles of Amendment with respect to the authorization and approval of the amendment of the Corporation’s Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

      IN WITNESS WHEREOF MUNIHOLDINGS CALIFORNIA INSURED FUND, INC. has caused these Articles to be signed in its name and on its behalf by its Vice President, a duly authorized officer of the Corporation, and attested by its Secretary as of _____________, 2001.

MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.

By_____________________________________________ Vice President

Attest:
_____________________________
Alice A. Pellegrino
Secretary

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